06008926

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 18 2006
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Custom Equity Research Inc. d/b/a Summer Street Research Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Sussman 603-434-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tiedemann & Associates, PC
(Name – *if individual, state last, first, middle name*)

65 Walnut Street (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Custom Equity Research, Inc. dba Summer Street Research

Statement of Financial Condition

December 31, 2005

<u>Tiedemann & Associates, P.C.</u>

Certified Public Accountants

Tiedemann & Associates, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors of
Custom Equity Research, Inc. dba Summer Street Research Partners

We have audited the accompanying statement of financial condition of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2005 in conformity with generally accepted accounting principles.

The information contained in the supporting schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Tiedemann & Associates PC

Wellesley Hills, Massachusetts
March 23, 2006

65 Walnut Street • Wellesley Hills, MA 02481 • Telephone 781-235-1099 • Fax 781-235-7449

OATH OR AFFIRMATION

I, Alfred J. Sollami, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Custom Equity Research, Inc. dba Summer Street Research Partners, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Custom Equity Research, Inc. dba Summer Street Research Partners
Statement of Financial Condition
December 31, 2005

ASSETS		
Cash and cash equivalents	$	21,517
Deposits with clearing organization		1,148,098
Commissions receivable		30,702
Other trade receivables		134,863
Furniture, equipment, and leasehold improvements, net of depreciation		267,948
Security deposits		52,710
Prepaid expenses		98,333
TOTAL ASSETS	$	1,754,171
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued payroll	$	295,090
Accounts payable and accrued expenses		86,103
Deferred rent payable		82,295
Note payable		95,000
Total Liabilities		558,488
Stockholders' Equity		
Common Stock, Class A authorized 2,000 shares, $1 par value		
900 shares issued and outstanding		900
Additional paid in capital		1,099,100
Retained Earnings		295,683
Treasury Stock, at cost		(200,000)
Total Stockholders' Equity		1,195,683
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,754,171

See accompanying notes to financial statements.

Custom Equity Research, Inc. dba Summer Street Research Partners
Notes to Financial Statements
December 31, 2005

The Company was incorporated in December 2002 in the state of Delaware. On December 10, 2003, the Company's application for membership with the National Association of Securities Dealers was granted and the Company commenced operations as a broker/dealer on December 19, 2003. The Company is registered with the Securities and Exchange Commission as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through another broker/dealer.

1. *Significant Accounting Policies*

Securities Transactions and Commissions
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Marketable securities are valued at market value. At December 31, 2005, no marketable securities were held.

Research Income
The Company generates research reports to various institutions. Although the reports are issued without obligation, certain institutions will pay the Company for the research in amounts that the institution deems appropriate.

Deposits with Clearing Organization
The Company is required to maintain at least $200,000 in cash, securities, or a combination of both at all times in accounts at the clearing broker. All Company proprietary accounts are available to meet the deposit requirement.

Advances to Employees
Certain advances against commissions have been advanced to employees in anticipation of their continued employment and generation of commission revenue. The advances are not collateralized and may be forgiven at some future date upon reaching specified productivity goals.

Depreciation and Amortization
Furniture and equipment are recorded at cost and depreciated on a straight-line basis over five years, the estimated useful lives of the respective assets.
Leasehold improvements are amortized over the remaining lease term.

Taxes
Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provide that, in lieu of federal and certain state corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income.

The Company reports under the provisions of Statement of Financial Standards No. 109, "Accounting for Income Taxes"(SFAS 109), which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred taxes have not been provided as it is not anticipated that the Company will have any income tax liability in the future under the federal and state laws regarding the taxation of S Corporations.

1. *Significant Accounting Policies (continued)*

Concentration of Credit Risk
The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Goldman Sachs. Statement of Financial Accounting Standards No. 105 identifies these items as concentrations of credit risk requiring disclosure, regardless of the degree of risk. The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Goldman Sachs are credited to the Company's account at settlement date.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Accordingly, actual results could differ from those estimates.

2. Furniture, Equipment and Leasehold Improvements

At December 31, 2005, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Equipment	$ 175,993
Leasehold Improvements	165,393
	$ 341,386
Less: Accumulated Depreciation and Amortization	(73,438)
	$ 267,948

3. Income Taxes

During 2005, the Company, using the cash method for income tax purposes, recognized taxable income that will be allocated to the shareholders of the Company. The Company is subject to state excise tax on net worth. For the year, the Company has incurred a tax of $699.

The 2005 provision for income taxes consists of the following:

Current state taxes	$ 762
Deferred state taxes	0
Total income tax expense	$ 762

4. Note Payable

In connection with the redemption of 200 shares of a founder's Class A Common Stock, the Company is liable under a non-interest bearing note payable dated September 21, 2005 of $125,000 payable in twelve monthly installments of $10,000 commencing October 1, 2005 and a final payment of $5,000 on October 1, 2006. At December 31, 2005, the balance outstanding was $95,000.

5. Common Stock

The Company has authorized three different classes of stock, but only one class is issued and outstanding. The only class issued and outstanding is Class A Common Stock. Of 2,000 authorized shares, 900 shares of $1 par value shares were issued to the founding stockholders for aggregate proceeds of $900,000. During the year, an additional $200,000 was raised from current shareholders, in part to redeem one founding shareholder's 200 shares currently held as Treasury Stock at the cost of $200,000.

6. Affiliated Company Transactions

The Company has a service agreement with Medical Consultant Referral, Inc.(MCRI), to provide certain investment research services to the Company. Although independent in ownership, the Company pays certain expenses associated with and provides facilities for the use of MCRI. During the year ended December 31, 2005, the Company incurred expenses of $607,500 payable to MCRI.

7. Commitments

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The lease for the office space requires minimum annual rental payments plus increases for operating cost escalation. Rent expense includes amounts adjusted to recognize lease escalation provisions on a straight-line basis over the lease term. Rent expense recognized in the accompanying Statement of Income exceeded actual cash expended by $82,295 and is classified as deferred rent payable in the accompanying Statement of Financial Condition. Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2006	$ 256,060
2007	200,860
2008	199,892
2009	199,200
2010	199,200
2011	66,400
	$1,121,612

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a securities broker, the Company executes and settles various securities transactions for its own account, for individual customers and with other brokers (counterparties). In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. These activities may expose the Company to off-balance sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations and the Company is required to buy or sell securities at prevailing market prices. The Company controls the above risk through a variety of reporting and control procedures.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $641,829, which was $541,829 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .87 to 1.

10. Reserve Requirement Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(B) as all transactions with and for customers are cleared by other brokers on a fully disclosed basis.

Custom Equity Research, Inc. dba Summer Street Research Partners
Computation of Net Capital Under Rule 15c3-1
December 31, 2005

Schedule I

Stockholders' Equity per Statement of Financial Condition	$	1,195,683
Less: non-allowable assets		
Other trade receivables		(134,863)
Furniture, equipment, and leasehold improvements		(267,948)
Security deposits		(52,710)
Prepaid expenses		(98,333)
Non-allowable Assets		(553,854)
Net capital before haircuts on securities positions		641,829
Haircuts on securities - marketable equity securities		0
Undue concentration		0
Net Capital	$	641,829
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	86,103
Deferred rent payable		82,295
Accrued compensation, employee benefits and payroll taxes		390,090
Aggregate Indebtedness	$	558,488
Minimum Net Capital Required	$	100,000
Excess Net Capital	$	541,829
Excess Net Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)		585,980
Ratio of Aggregate Indebtedness to Net Capital		.87 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Part II FOCUS Report	$	751,134
Increase allowable commissions receivable		30,702
Additional accrued expenses and payroll		(57,712)
Deferred rent payable		(82,295)
Net Capital Per Above	$	641,829

See accompanying notes to financial statements.